Offer to Purchase for Cash

Any and All Outstanding Shares of Class A Common Stock
of
The Hertz Corporation
at
$35.50 Net Per Share
by
Ford FSG, Inc.
an indirect wholly owned subsidiary of
Ford Motor Company

February 2, 2001

To Our Clients:

      Enclosed for your consideration are the Offer to Purchase dated February 2, 2001 and the related Letter of Transmittal (which together constitute the “Offer”) in connection with the offer by Ford FSG, Inc., (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Ford Motor Company, a Delaware corporation (“Ford”), to purchase for cash any and all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares” or the “Class A Common Stock”), of The Hertz Corporation, a Delaware corporation (“Hertz”). We, or our nominee, are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

      We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

      Your attention is directed to the following:

1. The tender price is $35.50 per Share, net to you in cash.

2.	The Offer and withdrawal rights expire at 12:00 Midnight, New York City time, on Friday, March 2, 2001, unless the Offer is extended.

3.	The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 16, 2001 (the “Merger Agreement”), by and among Ford, Purchaser, Ford FSG II, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“FSG II”), and Hertz, pursuant to which, as soon as practicable following the consummation of the Offer, and the satisfaction or waiver of certain conditions in the Merger Agreement, FSG II will be merged into Hertz (the “Merger”), with Hertz continuing as the surviving corporation which will be wholly owned by the Purchaser. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than (i) Shares held in Hertz’s treasury, (ii) Shares held by the Purchaser and (iii) Shares of holders exercising dissenting rights), will be converted into the right to receive the per Share price paid in the Offer in cash without interest thereon (the “Merger Consideration”) and described in the Offer to Purchase.

4. The Offer is made for any and all outstanding Shares.

5.	The Board of Directors of Hertz (the “Hertz Board”), by unanimous decision of those Directors participating and based upon the recommendation of a Special Committee of Independent Directors of the Hertz Board (the “Special Committee”) (1) has determined that it is fair to and in the best interests of Hertz and its stockholders (other than Purchaser and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law; (2) has approved and declared advisable the Offer, the Merger and the Merger Agreement; and (3) has resolved to recommend that Hertz’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

6.	Tendering stockholders will not be obligated to pay brokerage fees or commissions to the Dealer Manager, the Depositary or the Information Agent.

7.	The Offer is not conditioned upon any minimum number of shares being tendered. However, the Offer is subject to certain conditions as set forth under “The Offer — Conditions of the Offer” in the Offer to Purchase.

8.	Any stock transfer taxes applicable to the sale of Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise set forth in Instruction 6 of the Letter of Transmittal. However, federal income tax backup withholding at a rate of 31% may be required, unless an exemption is provided or unless the required taxpayer identification information is provided. See Instruction 8 of the Letter of Transmittal.

      If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the detachable part hereof. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the expiration of the Offer.

      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by EquiServe Trust Company, N.A. (the “Depositary”) of (i) certificates representing the Shares tendered or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth under “The Offer — Procedure for Tendering Shares” in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when certificates for or confirmations of book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility are actually received by the Depositary.

Instructions with Respect to

Offer to Purchase for Cash
Any and All Outstanding Shares of Class A Common Stock
of
The Hertz Corporation

      The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated February 2, 2001, and the related Letter of Transmittal, in connection with the offer by Ford FSG, Inc., to purchase any and all of the outstanding shares of Class A Common Stock, $0.01 par value per share (the “Shares”), of The Hertz Corporation.

      This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of Shares to be Tendered:	SIGN HERE

------------------------------------------- Shares*	Signature(s)

Dated -------------------------------------- , 2001

Please print name(s) and addresses here

THIS FORM MUST BE RETURNED TO THE BROKERAGE FIRM MAINTAINING YOUR ACCOUNT.

*	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.